
05006614



EASTMAIN

NEWS RELEASE

Eau Claire inferred gold resource increased by 960%

Trading Symbol: ER – The Toronto Stock Exchange March 3, 2005

Eastmain Resources Inc. (TSX:ER) is pleased to announce an increase of 960% in inferred resource ounces at the Eau Claire gold deposit compared to those reported on December 19, 2001. The updated resource estimate was based on 51 drill holes, totalling 27,285 metres, completed in three phases of exploration. This estimate includes an indicated resource of 1,029,332 tonnes at 9.46 grams gold per tonne or 0.28 ounces per ton (8.18 g/t cut grade) containing 310,000 ounces, and an inferred resource of 3,049,660 tonnes at 6.9 grams gold per tonne (6.5 g/t cut grade) containing 680,000 ounces.

80% of the gold resource occurs in six veins D, G, H, I, P and JQ. Indicated resources increased by 5% while grade decreased by 1%. Due to wide drill-spacing, all gold-bearing vein intersections above the specified 2.5 g/t gold cut-off grade had a large area of influence, creating large resource blocks, and were classified as inferred resources. Consequently, the inferred resource tonnage increased by over 600% while grade rose by over 75%. Eastmain's combined acquisition and discovery cost is $5.25 per resource ounce with the benefit of Québec's provincial tax and mining duties rebates.

The Eau Claire deposit grade varies directly with gold cut-off grades as illustrated in table 2. Using a 7 g/t cut-off grade, the Eau Claire indicated resource contains 230,000 ounces of gold at 15.1 g/t or 0.44 ounces per ton, while the inferred resource contains 408,000 ounces of gold at 11.8 g/t. The deposit has been traced laterally for 1,500 metres and to a depth of 700 metres. The vein system that comprises the Eau Claire deposit is open at depth and to the east.

Proposed future work includes a bulk sample of the P, JQ and R veins which comprise the 450 West Zone. The main objective of the sample will be to determine the mining and milling characteristics of the Eau Claire deposit. Local infrastructure, including an access road to the southern boundary of the property, has greatly improved the economics of exploration and development of the project. Considerable drilling and sampling is required to elevate the gold resource to a mineable reserve status.

The current mineral resource calculation, supervised by Eddy Canova, P. Geo, an independent consultant, meets the standards for exploration and development for mining properties according to National Instrument 43-101 and Companion Policy 43-101CP. Eastmain's resource estimate is based on 182 diamond drill intercepts and includes 12 veins and one Au-Cu-Ag-rich sulphide zone as reported in Table 1. Calculations are based on a 4.0 g/t gold and a 2.5 g/t gold cut-off grade, over a minimum 1.5 metre horizontal thickness, and drill hole pierce point spacing of 25 and 50 metres for indicated and inferred categories respectively. A limited number of resource blocks below the 4.0 g/t cut-off were included in the indicated resource in order to maintain vein continuity. A specific gravity of 2.85 t/m^3, determined from 2001 metallurgical sampling, was used to calculate the tonnage of each ore block.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

Table 1: Mineral Resource Eau Claire Deposit

	Indicated Resource			Total	Cut Grade
	Tonnage	Grade	Cut Grade	Ounces	Ounces
Vein D	48,121	6.5	6.5	10,076	10,076
Vein G	87,188	17.4	13.5	48,819	37,804
Vein H	67,246	13.4	12.5	28,859	26,979
Vein I	192,599	10.5	9.7	64,762	59,785
Vein JQ	157,687	9.3	6.4	47,071	32,442
Vein P	333,096	7.6	6.7	81,657	71,778
Vein R	72,242	6.0	6.0	14,038	14,038
Vein S	71,162	7.8	7.8	17,910	17,910
TOTAL	**1,029,332**	**9.46**	**8.18**	**313,191**	**270,812**

	Inferred Resource			Total	Cut Grade
	Tonnage	Grade	Cut Grade	Ounces	Ounces
Vein D	741,909	9.7	8.6	230,884	206,252
Vein G	245,685	6.5	6.5	51,648	51,648
Vein H	353,754	6.0	5.7	68,314	65,279
Vein I	220,564	4.9	4.9	35,004	35,004
Vein JQ	396,379	5.9	5.9	74,640	74,640
Vein P	461,815	5.4	5.3	80,021	79,313
Vein R	102,337	6.4	6.2	21,116	20,298
Vein S	160,838	5.0	5.0	25,619	25,619
Vein 6V1	30,668	3.5	3.5	3,402	3,402
Vein 6V2	187,860	7.6	6.7	46,108	40,611
Vein 6V3	88,558	10.6	9.2	30,237	26,071
Vein 6V4	28,861	6.1	6.1	5,651	5,651
Au-Cu-Ag	30,394	7.0	7.0	6,819	6,819
TOTAL	**3,049,660**	**6.93**	**6.53**	**679,464**	**640,607**

*For the purposes of calculating a resource cut grade, all assays greater than 34.28 grams gold per tonne have been reduced to 34.28 g/t gold. Channel sample and drill core samples were analyzed by fire assay methods at ALS Chemex Laboratories. Duplicate check assays were completed for all samples containing more than 500 ppb gold. Eastmain is the operator of the project. The inferred and indicated resource classification has been applied in accordance with the Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions (CIM Oct. 2000, v.93, No. 1044, p.53-61) and conforms to National Instrument 43-101. Mr. Eddy Canova (Qualified Person) supervised the calculations. Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Table 2. **Eau Claire Deposit – Cut off grade versus Resource Grade**

		Indicated Resource			
Cut-off Grade (g/t)	**Tonnage**	**Grade (g/t)**	**Cut Grade (g/t)**	**Ounces Cut Grade**	**Ounces Uncut**
10	303,368	18.9	14.7	184,815	142,975
9	361,526	17.4	13.8	202,394	160,555
8	427,698	16.0	12.9	219,872	178,033
7	475,183	15.1	12.4	231,207	189,368
6	553,388	13.9	11.6	247,671	205,832
5	750,500	11.6	9.9	280,513	238,482
4	1,029,332	9.5	8.2	313,191	270,812

		Inferred Resource			
Cut-off Grade (g/t)	**Tonnage**	**Grade (g/t)**	**Cut Grade (g/t)**	**Ounces Cut Grade**	**Ounces Uncut**
10	686,481	13.9	12.2	306,900	270,122
9	842,480	13.0	11.7	352,650	315,872
8	881,738	12.8	11.5	363,180	326,402
7	1,073,891	11.8	10.7	408,324	369,524
6	1,283,905	10.9	10.0	451,570	412,768
5	1,551,524	10.0	9.2	497,869	459,067
4	2,265,145	8.2	7.7	597,745	558,888
2.5	3,049,660	6.9	6.5	679,464	640,607

Cut-off grade refers to the leanest or lowest grade material included in the resource estimate. Table 2 illustrates the effect of applying various gold cut-off grades to the resource calculation. A positive correlation exists between higher resource grades with higher cut-offs. As the cut-off grade for the deposit is increased the average resource grade (inferred and indicated) also increases while the total tonnage decreases. With additional closer-spaced drilling it is assumed that there may also be an increase in the number of ounces at higher average grades.



EASTMAIN

NEWS RELEASE

Eastmain-Noranda Inc. JV Formalized
MegaTEM Drilling underway

Trading Symbol: ER – The Toronto Stock Exchange **March 8, 2005**

Eastmain Resources Inc. (TSX:ER) is pleased to announce that it has formed a formal Joint Venture with Noranda Inc. on the MegaTEM project. Eastmain and Noranda Inc. signed a Letter Agreement January 19, 2004, for the purpose of completing MegaTEM airborne electromagnetic surveys over parts of the prolific Abitibi Greenstone Belt in Ontario and Québec. 14,500 line-kilometres of surveys were flown covering 2,661 km^2 of prospective geology, targeting VMS Cu-Zn-Ag, Ni-Cu PGE and gold deposits. The region is host to both gold and base metal producing mines and is close to existing Noranda Inc. operations, thereby enabling the JV participants to realize inherent synergies and benefit from infrastructure already in place.

Under the formal agreement Eastmain will hold a 65% interest in any discovery made from these surveys. Eastmain has access to Noranda Inc.'s proprietary exploration data in the areas flown and to their technical expertise in MegaTEM interpretation. Noranda Inc. shall act as the initial operator. Eastmain has the right to become operator on any properties hosting a gold deposit. Noranda Inc. has a one-time back-in right to a 50% participating interest by funding two times the total expenditures incurred by Eastmain or $5 million in exploration, whichever is greater. Noranda Inc. must also complete a cash private placement in Eastmain equal to the total expenditures made by Eastmain under this agreement, calculated at a price equal to one-and-one-half times Eastmain's share price, based on the average share price for the previous 30 days prior to the private placement.

Aerial surveys detected over 225 isolated geophysical anomalies within the project area. The JV partners have acquired numerous properties (1,076 claim units) covering 185 km^2 over top-priority untested targets. Noranda Inc. geophysicists selected an initial 44 high-priority targets for detailed ground or airborne follow-up. Ground follow-up FL-TDEM (fixed loop time domain electromagnetic) and HLEM (horizontal loop electromagnetic) surveys were completed on 20 targets. Airborne follow-up VTEM (vertical loop electromagnetic) surveys using Geotech's Dream Catcher system were completed over 24 targets.

Diamond drilling is underway. A minimum 4,500-metre program will test top-priority geophysical anomalies in the first-phase of drilling. The JV partners have budgeted a minimum of $1 Million in exploration for 2005.

Noranda Inc. is a leading international mining and metals company, is one of the world's leading producers of zinc and nickel, and is a significant producer of primary and fabricated aluminum, copper, lead, sulphuric acid, gold, silver, and cobalt. Noranda Inc. is also a major recycler of secondary copper, nickel, and precious metals

Eastmain has budgeted a minimum $3 Million for gold and base metal exploration in Ontario and Québec for the year 2005. This does not include contributions from our JV partners.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.